

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 30, 2009

Mr. Jonathan Bloomfield
Executive Vice President, Chief Financial Officer
Teton Energy Corporation
600 17th Street, Suite 1600 North
Denver, Colorado 80202

> **Re:** **Teton Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2009**
> **Response Letter Dated August 28, 2009**
> **File No. 1-31679**

Dear Mr. Bloomfield:

We have reviewed your August 28, 2009 response to our comments of July 14, 2009. Based on the company's voluntary Chapter 11 petition and the proposed plan of reorganization, pursuant to which Teton will cease to be a public reporting company, we have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director